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OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden Hours per form 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tricom, S.A. (Name of Issuer)
American Depository Shares Each representing one share of Class A of Common Stock, par value RD$10 per share, of the Issuer (Title of Class of Securities)
89612A100 (CUSIP Number)

Steven L. Wasserman, Esq.
Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020-1104
(212) 835-6148
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

        Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89612A100	13D	Page 2 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
GFN Corporation, Ltd.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Cayman Island

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
**

		(8)	Shared Voting Power
**

		(9)	Sole Dispositive Power
**

		(10)	Shared Dispositive Power
**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
24,035,813**

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11)
67.3%**

(14)	Type of Reporting Person
CO

** (see Item 5)

CUSIP No. 89612A100	13D	Page 3 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Oleander Holdings, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Republic of Panama

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
**

		(8)	Shared Voting Power
**

		(9)	Sole Dispositive Power
**

		(10)	Shared Dispositive Power
**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,161,750**

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11)
34.0%**

(14)	Type of Reporting Person
CO

** (see Item 5)

CUSIP No. 89612A100	13D	Page 4 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Plan de Pensiones y Jubilaciones de la Compañia Nacional de Seguros

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Dominican Republic

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
**

		(8)	Shared Voting Power
**

		(9)	Sole Dispositive Power
**

		(10)	Shared Dispositive Power
**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,874,063**

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11)
7.7%**

(14)	Type of Reporting Person
CO

** (see Item 5)

CUSIP No. 89612A100	13D	Page 5 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Manuel Arturo Pellerano Peña

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Dominican Republic

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
**

		(8)	Shared Voting Power
**

		(9)	Sole Dispositive Power
**

		(10)	Shared Dispositive Power
**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
24,550,842**

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11)
68.7%**

(14)	Type of Reporting Person
IN

** (see Item 5)

Item 1. Security and Issuer.

        The response to Item 1 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

        This Amendment No. 1 to Schedule 13D, which was filed with the Securities and Exchange Commission on April 10, 2002 relates to the American Depositary Shares, each representing one share of Class A Common Stock, par value RD$10 per share ("ADSs"), of Tricom, S.A., a corporation (sociedad anónima) organized and existing under the laws of the Dominican Republic (the "Company"). The address of the Company's principal executive office is: Ave. Lope De Vega, No. 95, Santo Domingo, Dominican Republic.

Item 3. Source and Amount of Funds or Other Consideration.

        The response to Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

        GFN, through Oleander, is the founding shareholder of the Company. The 11,486,726 shares of the Company's Class B stock owned by Oleander were issued at the Company's initial public offering as part of a recapitalization of the Company, and reflect the ownership in the Company by GFN, through Oleander, immediately prior to such offering. The approximate aggregate amount invested by GFN and Oleander since the date of the Company's organization attributable to the shares of the Company's Class B stock that it owns is US$26,227,194. All funds used to purchase shares of Class B stock on behalf of GFN and Oleander have come directly from the assets of GFN and Oleander, respectively. Oleander also owns 675,024 shares of Class A Common Stock purchased for US$7,000,000 in a privately negotiated transaction. All of this amount has come directly from the assets of GFN and Oleander. In May 2001, GFN also advanced US$40 million to the Company that was used to subscribe for 10 million shares of Class A Common Stock through a private placement on the same terms and conditions offered to all shareholders pursuant to a Rights Offering, as hereinafter defined, made by the Company to all holders of its ADSs, shares of its Class A Common Stock and shares of its Class B stock. The amount advanced by GFN came in its entirety directly from the assets of GFN.

        PPJ paid an aggregate of US$10,800,147 for 1,874,063 ADSs purchased by it. All funds used to purchase these ADSs on behalf of PPJ have come directly from the assets of PPJ, which represent contributions by the employees of GFN and its subsidiaries and additional contributions by GFN and its subsidiaries to PPJ for the benefit of employees to, and as part of, the pension fund plan.

        Mr. Pellerano paid an aggregate of US$6,501,447 for 515,029 ADSs purchased by him. All funds used to purchase these ADSs on behalf of Mr. Pellerano have come directly from the assets of Mr. Pellerano.

Item 5. Interest in Securities of the Issuer.

        The response to Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

        Based upon the Company's most recent filings with the Securities and Exchange Commission, there were 24,245,920 issued and outstanding shares of the Class A Common Stock and 19,144,544 shares of the Company's Class B stock issued and outstanding. Each share of Class B stock is convertible into Class A Common Stock on a one-for-one basis.

        As of July 31, 2002, Oleander was the holder of 12,161,750 shares of the Company's securities, comprised of 11,486,726 shares of Class B stock and 675,024 shares of Class A Common Stock, representing approximately 34.0% beneficial ownership of the Company's shares of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), Oleander's shares of Class B stock are deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Oleander. Oleander is a wholly owned subsidiary of GFN.

        As of July 31, 2002, PPJ was the holder of 1,874,063 ADSs representing the same number of shares of Class A Common Stock, representing approximately 7.7% beneficial ownership of the Company's shares of Class A Common Stock. Investment and voting decisions as to those Company securities held by PPJ are controlled by a Committee comprised solely of officers of GFN.

        As a result of Mr. Pellerano's control of GFN and Oleander, which is a wholly owned subsidiary of GFN, GFN and Mr. Pellerano may be deemed to share the right to vote and dispose of the shares owned by Oleander. Further, because GFN may be deemed to control investment and voting decisions affecting Company securities held by PPJ, GFN and Mr. Pellerano may be deemed to share the right to vote and dispose of the shares owned by PPJ. Mr. Pellerano has the sole right to vote and dispose of shares he holds in his own name.

        As of July 31, 2002, GFN was the beneficial holder of a total of 24,035,813 shares, or approximately 67.3%, of the Company's shares of Class A Common Stock, comprised of 10 million shares of Class A Common Stock which it purchased through a private placement on the same terms and conditions offered to all shareholders pursuant to a rights offering made by the Company on December 11, 2001 ("Rights Offering"), 11,486,726 shares of Class B stock and 675,024 shares of Class A Common Stock owned by Oleander and 1,874,063 ADSs representing the same number of shares of Class A Common Stock owned by PPJ.

        As of July 31, 2002, Mr. Pellerano was the beneficial holder of a total of 24,550,842 shares, or approximately 68.7%, of the Company's securities, comprised of 515,029 ADSs representing the same number of shares of Class A Common Stock held in his own name and the 24,035,813 shares of the Company's shares of Class A Common Stock beneficially held by GFN (see above).

        Information with respect to the purchases during the sixty days prior to July 31, 2002 of ADSs is listed in the following table. There were not any purchases of shares by GFN, Oleander or

Mr. Pellerano of ADSs or shares of Class A Common Stock or Class B stock. The listed purchases by PPJ were executed on the New York Stock Exchange.

Purchases by PPJ:	Date	Number of Shares (ADSs)	Price (US$) Per Share
	3-Jun-02	2,500	$3.42
	5-Jun-02	4,000	$3.47
	7-Jun-02	9,000	$3.41
	11-Jun-02	5,000	$3.50
	12-Jun-02	5,000	$3.50
	13-Jun-02	5,000	$3.50
	17-Jun-02	6,200	$3.46
	18-Jun-02	5,000	$3.44
	19-Jun-02	10,000	$3.48
	20-Jun-02	10,000	$3.45
	21-Jun-02	5,000	$3.50
	24-Jun-02	35,000	$3.36
	25-Jun-02	5,000	$3.50
	26-Jun-02	15,000	$3.49
	1-Jul-02	2,000	$3.49
	2-Jul-02	5,000	$3.45
	3-Jul-02	15,000	$3.44
	5-Jul-02	5,000	$3.47
	8-Jul-02	3,000	$3.48
	9-Jul-02	10,000	$3.40
	10-Jul-02	8,000	$3.46
	11-Jul-02	15,000	$3.44
	12-Jul-02	2,500	$3.44
	15-Jul-02	5,250	$3.45
	16-Jul-02	25,000	$3.48
	17-Jul-02	2,500	$3.49
	22-Jul-02	14,000	$3.48
	23-Jul-02	7,000	$3.42
	24-Jul-02	20,000	$3.35
	25-Jul-02	10,000	$3.30
	26-Jul-02	10,000	$3.47
	29-Jul-02	6,000	$3.40
	30-Jul-02	6,000	$3.46
	31-Jul-02	5,000	$3.46

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2002

GFN Corporation, Ltd.
By:	/s/ HÉCTOR CASTRO-NOBOA Name: Héctor Castro-Noboa Title: Secretary Board of Directors
Oleander Holdings, Inc.
By:	/s/ MANUEL ARTURO PELLERANO PEÑA Name: Manuel Arturo Pellerano Peña Title: President
Plan de Pensiones y Jubilaciones de la Compañia Nacional de Seguros
By:	/s/ MAURICIA SANTOS Name: Mauricia Santos Title: Senior Vice President Finance
MANUEL ARTURO PELLERANO PEÑA Manuel Arturo Pellerano Peña

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  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 5. Interest in Securities of the Issuer.
SIGNATURE